Quarter highlights

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100% of Guinor Gold Corporation acquired;

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Increase in Resource Base at LEFA;

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Ongoing development of LEFA CIP project;

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Ongoing development of Apex Mineral Property;

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Improved grades at Nalunaq;

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Completion of Bonds Issue raising gross proceeds of $78 million;

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Completion of Equity Issue raising gross proceeds of $63 million.

Stock data
Number of shares in issue
- at end March 2006	356,148,072
- average for the quarter	324,833,628
Toronto – (CRU)
Range – Quarter	US$1.42 – US$1.94
Average Volume - Quarter	39,900 shares / day
Oslo - (CRU)
Range – Quarter	US$1.41 – US$2.01
Average Volume - Quarter	5,219,100 shares / day

Introduction

This management’s discussion and analysis (“MD&A”) provides detailed analysis of the financial condition and results of operations of Crew Gold Corporation (“Crew” or “the Company”) and compares its results for the quarter and nine months ended March 31, 2006 with the previous year.  The MD&A should be read in conjunction with the Company’s Consolidated Financial Statements for the year ended June 30, 2005 and the related notes thereto which have been prepared in accordance with Canadian generally accepted accounting standards (“GAAP”).  All figures are in US dollars unless otherwise stated.

The effective date of this MD&A is May 15, 2006.

Safe harbour statement

Certain statements contained herein, as well as oral statements that may be made by the Company or by officers, directors or employees of the Company acting on its behalf, that are not statements of historical fact, may constitute "forward-looking statements" and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future success of exploration activities, the timing and amount of production estimates, targeted production cash costs and forecasted cash reserves, Crew’s hedging practices, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risk, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "is expected", “targets”, "budget", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

Non-GAAP measures

“EBITDA" is a non-GAAP measure of performance that describes earnings before interest, non-cash foreign exchange gains or losses, taxes, depreciation, depletion, and amortization.  “Gross gold sales” is a non GAAP measure derived from ounces produced from processing multiplied by the then current gold price. “Cash Cost per ounce” is a non GAAP measure derived from the total cost of ounces produced, less depreciation and amortization and other non cash items;  as a measure of total ounces produced. Cash costs are presented as the Company believes they represent an industry standard of comparison.

EBITDA and gross gold sales and cash cost per ounce are not terms defined under Canadian generally accepted accounting principles, nor do they have a standard, agreed upon meaning.  As such, EBITDA, gross gold sales and cash cost per ounce may not be directly comparable to EBITDA, gross gold sales and cash cost per ounce reported by other similar issuers.

Crew Gold Corporation – Q3F2006

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Management’s discussion and analysis of financial condition and results of operation

For the quarter ended March 31, 2006

Outlook

Whereas 2005 was a year to deliver on our declared growth targets, the main focus for the Company in 2006 will be to complete the development of LEFA and APEX, ready for commencement of production in 2007, whilst maximising returns from its other production assets and continuing to add value by developing exploration projects.

LEFA

The implementation of the expansion project at LEFA, including a 7 million tonne per year CIP plant, continues on schedule. The Kelian plant has now been transported to Guinea and is being reassembled.  The civil construction work on the plant site and mine development work are now well advanced and expected to intensify in the next quarter.  Owing to increased fuel costs and the consequent effect on transportation charges, the acceleration of the civil construction and mine development programmes, the overall cost of the expansion is expected to rise by 13%, from $145 million to $165 million. This increase has been accommodated in the Company’s cash requirement projections. The first tranche of the new mining fleet is scheduled to be shipped at the end of May.  The strategy to acquire a second hand plant, and now have this at site, produces a substantially lower project delivery and completion risk than if a new plant were to be built with associated exposure to delivery times on construction, services and equipment.  With its experienced team of mine builders, the Company is confident that the LEFA project will be one of the Company’s key assets. When operational, output is forecast at more than 300,000 ounces per year with a target life of mine cash cost of US$234 per ounce before royalties.

Encouraging drilling results have been obtained from the Camp de Base area and from the Sikasso Prospect. These results were complemented by an increase in measured and indicated resources in the LEFA Corridor project area of 0.4 million ounces which moved from 3.4 million ounces to 3.8 million ounces.

The Company has allocated approximately $6.0 million for exploration within and around the existing resources in the LEFA corridor and a further $2.3 million for regional exploration over the remaining concession and exploration permits. Management believes the planned exploration programme will result in further increases to the resource base.

The LEFA Corridor covers just over three percent of the total concession and permits and hosts 4.6Mozs of Measured, Indicated and Inferred resources (3.8Moz Measured and Indicated, 0.8Moz Inferred).  The Company believes that the potential outside the LEFA corridor is excellent.  The Company completed acquisition of airborne magnetics for the concession area and acquired IKONOS high-resolution satellite imagery. Work during the coming year will focus on follow up at Diguili (an aircore intercept of 20m @ 7.8 g/t Au with an up dip trench intercept of 11m @ 1.1 g/t Au), Sikasso (grab samples from the bottom of pits returning values of <30.2 g/t Au and air core intercept of 19m @ 1.1 g/t Au), Konsolon (a coherent 8 kilometre soil anomaly with grab samples from cropped out quartz veins returning <22.3 g/t Au), Banora (a very coherent surficial anomaly associated with a resource of 1,150,000 tonnes @ 1.8 g/t Au for 66,500 ounces), Boubere and Siguirini (high tenure soil anomalies associated with insitu mineralization) and assess the potential of the Kobedara and Dala Oulen Trends (clustering of high tenure geochemical anomalies) to the southeast of LEFA.

Apex

Good progress continues to be made with the development of APEX. A number of changes have been made to the initial plans at Apex, mainly to accommodate the potential for increased production, but also to accommodate different ore types. The Company has revised the plant design to increase capacity to 2,500 tpd. This will re-schedule the start up of initial processing, but will support and secure the longer-term production targets. The ensuing months will see accelerated mine development as new mining equipment is delivered and commissioned. Targeted production for Apex for 2007 is 150,000 ounces at a cash cost of $200 per ounce increasing to 200,000 ounces in 2008 at a target life of mine cash cost of $180 per ounce.

The Company is encouraged by further high value potential of the Apex property which was not immediately apparent at the time of acquisition. As with any exploration or evaluation programme, a successful outcome cannot be guaranteed, however Crew is sufficiently encouraged by the preliminary data to commit additional expenditures.

These additional targets/projects will be assessed during the next 18 to 24 months and include an evaluation of the potential for open pit resources towards the southeast of the property where several major vein sets coalesce; Assess the potential to increase mining widths by capturing the mineralised alteration selvedges which have been indicated by historical sampling information for some veins such as Maligaya.  This will be confirmed from detailed underground sampling. However, based on the historical information, the Company prudently made provision in the plant layout, which has enabled an expansion from the initial design capacity to 2,500 tonnes per day.

Work has yet to commence on the assessment of the porphyry copper-gold targets located on the property.  A 1980 feasibility study identified a significant resource at the Mapula deposit that has not been included in the historical reported resources. The Company has received interest from several copper operators to investigate the copper potential on the property and it is expected that a programme to assess these targets will commence during 2007.

Nalunaq

Management believes improvements seen in Nalunaq’s results will continue, particularly through the continued implementation of the mine optimisation project and associated cost reductions. The second phase of the mine optimisation programme has been to review the mining equipment to ensure a sustainable balance between mine development and stope production in order to increase production rates. The Company has recently placed orders to purchase an additional long-hole drill rig, replacement of scoops, replacement of underground trucks with larger 20 tonne trucks together with ancillary mobile equipment. Further improvements to mining efficiencies and production rates should be realised in last half of 2006 as this equipment is delivered to site. The Company remains confident the long term target of a sustainable cash cost of $250-270 is achievable.

Crew Minerals

The Company is in the process of making a separate listing of its wholly owned subsidiary, Crew Minerals AS, which holds the Company’s non-gold projects. Management believes a separate listing of Crew Minerals will better maximise shareholder value. In line with the Company’s stated strategy, it has appointed Pareto and First Securities as its financial advisors in connection with the potential public listing of Crew Minerals on the Oslo Stock Exchange ("OSE").

Management believes the Mindoro Nickel Project represents growth potential and value.  Considerable work has been performed on the Mindoro Nickel project in the quarter.  The Company has now completed the collection of a quantitative bulk sampling for metallurgical testing in Lakefield laboratories in Perth Australia, by intensive drilling of three representative areas. The test work will define critical parameters of the leach processing for both limonite and saprolite ore-types.  Plans are being completed for a comprehensive in-fill drilling program in certain parts of the concession where rich saprolite is expected. The Company has continued with discussions with major industry players regarding the development of the project and is continuing to seek a solution that will give maximum benefit to Crew’s shareholders.

At the Hurdal molybdenum project in Norway, drilling continues to meet with Management’s expectations.

The Company is seeking to acquire assets in Crew Minerals that are either in production, or can be brought into production within the next 12 to 24 months.

Crew is very pleased with the over-achievement on its growth targets set out in early 2005. We believe there are three main elements in creating a successful mining company: first class projects, having experienced mine-builders and securing access to fund and build the asset base. The mining industry generally, suffers from long lead times and scarcity of experienced industry professionals.  Crew has been able to acquire first class assets at an attractive value and to build a seasoned management team with some of the industry’s most experienced mine builders.

Management believes it has secured a portfolio of assets, both people and physical that sets the stage for the Company achieving its strategy of becoming a significant mid-tier producer in 2007.  Even though the focus for 2006 will be to build LEFA and Apex, the process of building Crew to a +1 million ounce per annum gold company is ongoing.

Overview

Crew Gold Corporation (“Crew” or the “Company”) is an international mining company focused on identifying, acquiring and developing resource projects worldwide, with a primary focus on gold.

Crew has created a strong portfolio of assets containing majority ownership of three current and near-term producing gold mines in Greenland, Guinea and the Philippines, a 20% stake in the Barberton gold mine in South Africa, several gold exploration properties, and a number of non-gold mineral properties, including the Mindoro nickel project in the Philippines.

Crew’s producing gold mine, Nalunaq (82% owned), located in Greenland currently has an annual production target of 100,000 ounces. Apex Mining Company (72.5% owned with its associated partner), situated in the Philippines, is targeted to produce 150,000 ounces in 2007. The 85% interest in the LEFA Corridor Gold Project (“LEFA”), located in Guinea and acquired through Guinor is targeted to produce in excess of 300,000 ounces in 2007.  The share of production attributable to Crew’s 20% interest in the Barberton mines in South Africa is approximately 20,000 ounces of gold per year.

Calendar year 2006 is a year of consolidation for the Company.  The main focus will be bringing the LEFA and APEX projects to production so their full potential will begin to be realised in 2007.  In tandem with this, the Company will seek to optimise results from its existing projects, Nalunaq and the Heap Leach production at LEFA and seek to add value to its portfolio of exploration projects.

The results for the remainder of the year will reflect the increased costs of building a world class team to manage the Company’s expanded asset and production base ready for the commencement of production in 2007, together with the finance costs related to their acquisition and subsequent development.

Management believes this sets the stage for the Company achieving its strategy of becoming a significant mid-tier producer in 2007.

100% of Guinor Acquired

In accordance with the Company’s stated goal of transforming Crew from a junior exploration and production company into a considerable intermediate size international miner, on October 17, 2005 the Company announced, together with Guinor Gold Corporation (“Guinor”), that both parties had entered into an agreement under which the Company agreed to offer to purchase 100% of Guinor’s common shares, at a price of C$1.50 per common share, in an all cash, fully financed transaction valued at approximately C$ 389 million (US$ 328 million).

Transaction Overview

Under the terms of the agreement, Crew made a cash offer to Guinor shareholders of C$1.50 for each Guinor common share. The offer price represented a 20% premium to the weighted average closing price of Guinor’s common share.

The Crew offer was financed by the raising of approximately $340 million, provided by a limited number of existing Crew shareholders in Europe.  The new financing composed the issue of convertible bonds totalling approximately $194 million and new equity totalling approximately $146 million.

On closure of the tender process, 245,572,869 Guinor common shares, representing approximately 94% of the issued and outstanding Guinor common shares, were validly deposited (or guaranteed for delivery) to the offer.  Crew acquired these shares on December 14, 2005. Crew acquired a sufficient number of Guinor Shares in order to permit it to carry out a compulsory acquisition of the remainder of the outstanding Guinor Shares not deposited to the Offer pursuant to the Business Corporations Act (Yukon).  The Company announced it would commence the compulsory acquisition of these shares on February 7, 2006.  The process was completed on March 3, 2006 with the Company securing 100% of Guinor’s share capital.

LEFA

Guinor is the gold mining and exploration company that operates the LEFA Corridor Gold Project in Guinea through its 85% ownership of its subsidiary Société Miniére de Dinguiraye (“SMD”). The Government of Guinea is a 15% partner in SMD.

The following summarizes progress made since acquisition:

Resource Confirmation Drilling

Encouraging drilling results have been obtained from the Camp de Base area and from the Sikasso Prospect. These results were complemented by an increase in measured and indicated resources of 439,000 ounces which moved from 3.4 million ounces to 3.839 million ounces. With these exciting new results combined with the ongoing exploration for 2006 and 2007, Management believes the current resources could be further expanded.

For 2006, the Company has allocated approximately $6 million for Exploration within and around the existing resources in the LEFA corridor and a further $2.3 million for regional exploration over the remaining concession and exploration permits. The total ground area includes over 2,200 sq kilometres and the ongoing work both within the LEFA corridor and over the rest of the area is continuing to deliver positive results. Ongoing work includes further Induced Polizaration programs and resource definition drilling in the LEFA corridor and continuing geochemical, trenching and mapping programs on the regional areas.

Previous drilling has continued to add near surface higher grade saprolite to the LEFA resource and further drilling will continue to target near surface saprolite material in the Lero, Camp de Base and Bofeko areas where existing drilling has already identified saprolite well above the overall resource grade on 1.6 g/t.

Mine Development

Pre-stripping and de-watering to prepare the Lero pit for the expansion was completed in 2005 and work has begun on the Karta and Kankarta pits and this progresses in line with schedule.

Plant and Infrastructure

The implementation of the CIP plant expansion at LEFA continues in line with schedule.  During the quarter the last shipment of the Kelian plant was transported to Guinea from Indonesia and delivered to site for reassembly.

The acquisition of the Kelian processing plant is a key driver of the successful expansion at LEFA Project. Its acquisition is estimated to have saved in excess of US$50 million in capital outlay.

Construction activities progressed on schedule in the quarter. All CIP tank floors have been laid and tank erections have started, steelwork erection is advanced in several areas, the concrete plinths for SAG Mill No1 and Ball Mill No1 have been completed and the SAG mill has been positioned on its cradle, and the mill tower crane has been erected. The construction of the main tailings storage dam is also underway.

Construction work on the six kilometre overland conveyor between the Lero and Fayalala pits commenced during the quarter and continues on schedule.

Construction work is expected to intensify in the next quarter and the plant is scheduled for commissioning by the end of 2006. Owing to increased fuel costs and the consequent effect on transportation charges, the acceleration of the civil construction and mine development programmes, the overall cost of the expansion is expected to rise by 13%, from $145 million to $165 million. When the plant is completely operational, full output is forecast for 2007 at more than 300,000 oz/year with a target cash cost of US$234 per ounce before royalties (all royalties are calculated at a gold price of US$400 per ounce).

Mining Equipment

The order for the mining fleet has been placed. This totalled 43 Komatsu machines, comprising dump trucks, dozers, graders and loaders. Delivery to site is over four tranches.  The first consignment is scheduled to be shipped from Japan at the end of May 2006.  Subsequent shipments are scheduled for July, September and November 2006.

The current mine contractor will continue mining the Lero pit and pre-stripping and de-watering the Karta and Kankarta pits until the commissioning of the new mining fleet, anticipated to be September 2006.

Human Resources and Organisation

Human Resource planning and recruitment for the expanded operations are continuing.  To date certain key personnel have been recruited to commence the planning and other maintenance activities required for the successful commissioning of the CIP plant.

Apex

Apex Mining Company (AMCI) is listed on the Manila stock exchange.  Its principal asset is the Masara Gold Mine (“Masara”) in the south of Mindanao Island, which ceased production in March 2000.

Then following summarizes progress made since acquisition:

Resource Confirmation Drilling

Four new drills are now operating on site and the planned drilling rate of 3,300 m per month is being achieved. Drilling currently focuses on the Bonanza, St. Benedict, Maria Inez and Don Fernando veins in preparation for underground development.  Drilling for 2006 is primarily designed to confirm the historical mineral resource data, rather than resource extensions.  To date, a total of 5,650 m has been drilled in 17 holes.  No drilling has yet been undertaken on the other nine veins which have been mined historically, nor the porphyry copper-gold targets located on the property.  A National Instrument 43-101 compliant resource report based on historic data for the Apex property is nearing completion and will be filed on SEDAR and published on the Company's website.

Drilled intersections of the mineralised veins are generally 3-10 m wide, with an average of 4.5m and, as expected, gold distribution is highly variable within individual vein segments.  The drill data confirms that underground sampling will be required to obtain reliable gold grade distributions for resource and reserve calculations.  At Bonanza, significant gold intersections (true width) include: 12g/t over 1.2m (BM-01) and 5.7g/t over 1m (BM-02); 40g/t and 5.6g/t over 0.9m and 1.1m (BM-08) and 4.8g/t over 1.6m (BM-09).  In St. Benedict, SB-02 returned 9.3g/t gold over 1.6m true width. The gold to silver ratio varies but is approximately 1:2, on average.

During 2006-07, the Company will complete approximately 80,000 to 100,000 metres of diamond core drilling.  The immediate focus of this program will be to continue to upgrade the mineral resource and to provide spatial and geotechnical information for underground development.

Underground Development

Underground development is progressing at Bonanza-Maligaya, St. Benedict, Maria Inez and Don Fernando veins.  Portal areas are being modernized to accommodate trackless equipment and ancillary services.  Existing adits, ramps and drives at 840 level St Benedict and Marie Inez, 575 level Bonanza and 690 level Don Fernando are also being expanded and realigned, and a new portal and drive is being excavated on 996 level to access the St. Benedict vein.  In the Bonanza-Maligaya veins, the existing ramp and drifts have been dewatered and cleaned and preparations for declines into the undeveloped structures have commenced.

Mining Equipment

A modern fleet of equipment (Jumbo drills, LHD's and UG trucks) for start-up work in the two first mines was located in January and secured for delivery.  This equipment is now being delivered to site.  The remaining fleet for the planned expansion to four underground mine operations was planned for delivery during late 2006/early 2007. Equipment with the requested specifications has recently been sourced and final negotiations and transport planning are underway.  The early mobilisation of this equipment should enable an earlier ramp up to full production and assist to address the challenges in establishing a new mining operation.  The Company has selected a homogeneous, modern fleet of equipment and has secured maintenance and training programs with the local Atlas Copco agency.

Plant and Infrastructure

Rehabilitation and refurbishment of the process plant for the Phase 1, 500 tonnes per day operation, continues on for start up by July 2006.  Delivery of the SAG mill, which will enable the plant to process 2,000 tonnes per day (Phase 2) is expected during May.  Other equipment for this expansion is being sourced according to the construction program.

Geotechnical drilling is almost complete for verification of the tailings dam design.  This dam site is permitted but modification to the permit is necessary but not anticipated to cause any delay.

Other site infrastructure (power upgrade, roads, office buildings for administration, technical services and operations staff, accommodation, workshops and stores) are being progressively upgraded and works are on schedule.

Human Resources and Organisation

The senior positions of the organisational structure for full mine and plant operations have been appointed, including the appointment of former Mines and Geosciences Bureau (MGB) Director Joel Muyco as Resident Manager.  Recruitment of specialists, artisans and labour will continue as production ramps up during the year.

Nalunaq

After its initial start up, Nalunaq's ongoing focus has been to improve the delivered grade. The Company engaged Snowden Mining Consultants to review the mining operations and identify areas where efficiencies could be improved. The mine optimisation programme identified by Snowden, is being implemented. The first phase of the optimisation programme has focussed on reducing mining dilution through improved blast design, geological control and supervision and washing of stopes to maximise gold recovery.

The Company is pleased to report that the last processing campaign in Spain yielded a recovered grade of 21.69 g/t, the highest grade achieved so far from Nalunaq.

The Company believes the implementation of the optimisation programme has contributed to these improvements, however, it should be understood that the grade variation observed between milling campaigns is also typical of the nature of the style of the narrow vein, high grade deposit being mined at Nalunaq.

The second phase of the mine optimisation programme has been to review the mining equipment to ensure a sustainable balance between mine development and stope production to increase production rates. The Company has recently placed orders for an additional long hole drill rig, replacement of scoops, replacement underground trucks with larger 20 tonne trucks together with ancillary mobile equipment. Management believes further improvements to mining efficiencies and production rates should be realised in last half of 2006 as this equipment is delivered to site. The Company remains confident that the long term target of a sustainable cash cost of $250-270 is achievable.

Ore from Nalunaq is shipped to Rio Narcea Gold Mines' El Valle process plant in Asturias, Spain. This present contract arrangement will terminate at the end of Quarter 3, 2006 and the Company is discussing a different structure at El Valle, but are also examining alternatives, including onsite milling, to provide long term processing for its ore.

Liquidity

Prior to its acquisition by Crew, Guinor, through its 85% owned subsidiary Societé Miniére de Dinguiraye (“SMD”), entered into a credit facility that provided for up to US$60m of debt financing for the expansion of the LEFA Corridor Gold Project in Guinea. The facility was provided by Investec Bank (UK) Limited and Macquarie Bank Limited and took the form of US$54M project debt with the US$6M balance provided in the form of a convertible instrument.

The Company did not consider this route the optimal financing arrangement for the project, being restrictive both in the amount and the logistics of its operation.  In addition, the Company sought to secure financing for the development of the APEX operation and the increased resource expansion programs planned for LEFA and APEX.

On March 31, 2006 the Company received subscriptions for a new issue of secured bonds in the aggregate principal amount of approximately $78 million, comprised of a USD tranche of $48.6 million and a NOK tranche of NOK200 million, approximately $29.4 million. Since the end of the quarter further subscriptions for NOK 125 million, approximately $20 million have been received.

The USD tranche of the bonds has a floating interest rate of 3 month LIBOR + 5.0% per annum, whereas the NOK tranche has a floating interest rate of 3 month NIBOR + 5.0% per annum. The bonds have a 5 year term, and Crew may redeem the bonds (wholly or in part) at the third anniversary of the issuance at a price of 105.0% and at the fourth anniversary of issuance at a price of 102.5%. The bonds are secured by a pledge over all the shares of Crew's wholly owned subsidiary Guinor Gold Corporation. Crew has undertaken not to raise any new debt which results in the Company's total debt to EBITDA ratio exceeding 3.0, nor raise any new debt in Guinor. In addition, Crew also agrees not to make any dividend payments or other distributions to its shareholders constituting more than, on a consolidated basis, 50% of Crew's net profit after taxes for the previous financial year (other than in respect of a divesting of non-gold assets of Crew into a separate entity listed on a stock exchange).

On March 28, 2006 the Company announced that it had received private placement subscriptions for 32.3 million common shares at NOK 13 per share (approximately CDN$ 1.96) for aggregate gross proceeds of NOK 420 million (approximately $ 63 million).  The private placement was directed towards a group of institutional investors and closed on April 6, 2006.

Operational Reviews

Gold Production

The Company completed the acquisition of Guinor Gold Company on December 14, 2005 and accordingly, the results of Guinor from that date to the period end are included in the Group Financial Statements for the quarter ended March 31, 2006.

For the quarter ended 31 March 2006	Nalunaq	Lefa	Total
Gold sales	$11,623	$5,130	$16,753
Ounces recovered	22,661	9,319	31,980
Sale price per ounce	$573	$551	$567
Cash cost per ounce	$289	$516	$350

For the nine months ended 31 March, 2006	Nalunaq	Lefa	Total
Gold sales	$26,255	$6,255	$32,510
Ounces recovered	57,959	11,517	69,476
Sale price per ounce	$522	$543	$526
Cash cost per ounce	$306	$513	$341

Nalunaq Gold Mine:  Results from Mining

The Nalunaq resource is a narrow vein deposit consisting  of several high grade “bands” typically carrying grades of around 30 g/t or higher. Between the high grade bands, grades can vary between 10-12 g/t and 20 g/t.  In practice this means that the grades achieved on an ongoing basis can vary considerably.

During the quarter $1.2 million was spend on further development of the mine.  The focus of this work was ramp development in order to connect the South and Upper Block Areas to the existing Target Block and drilling and other work associated with the expansion of the overall resource base.

Ore production for the quarter was 28,000 tonnes, an average of approximately 315 tonnes a day and for the year to date is 97,000 tonnes representing an average of 360 tonnes per day.  This in line with expectations given the seasonal winter weather conditions,  the level of development undertaken on the mine’s infrastructure in the period and the increased focus on achieving lower quantities of higher grade ore.

Of the tonnage produced, 35,395 tonnes were shipped for processing.  Gross gold production was 23,710 ounces achieving grades of 21.69 grammes per tonne, compared to 18.31 grammes per tonne for the previous quarter; an improvement in grade of 18.4%.  The quarters’ grade is ahead of the average achieved for Fiscal Year 2005 of 16.7 grammes per tonne by approximately 29.9%.  After tailings and efficiency fees, 22,661 ounces of gold were recovered with a gross value of $12.7 million.  After accounting for processing costs of $1.4 million, net sales of $11.3 million have been realised for the quarter under review.

For the year to date, 103,095 tonnes of ore have been shipped for processing and gross gold production totals 60,010 ounces for a grade of 18.1 grammes per tonne. After tailings and efficiency fees, 57,959 ounces of gold were recovered with a gross value of $29.9 million.

Average cash cost per ounce (see page 1) for gold produced at Nalunaq was $289 per ounce compared to $293 for the previous quarter.  For the year to date cash costs are $306 per ounce.

Lefa Gold Mine: Results from Mining

The Company operates a number of relatively shallow open pits through a subsidiary, Société Miniére de Dinguiraye (“SMD”) in the Lero-Fayalala (LEFA) Corridor, a 10 km long zone within its Dinguiraye concession in Guinea, West Africa.

The pits currently produce oxidised material consisting of surface laterites and saprolite ore. In the LEFA Corridor the depth of this oxidised material varies between 35 and 80 metres. Mining is performed by a contractor who employs a fleet of two O&K RH40 hydraulic excavators and thirteen Caterpillar 773D dump trucks, backed up by auxiliary equipment such as dozers, graders, water trucks and front-end loaders.  Mining in 2006 is planned for the Lero pit.  This is the primary ore source for the heap leach operation.  Heap leaching is used to extract the gold from the saprolite ore which is crushed and blended with cement before being agglomerated into pellets. It is then transported by a conveyor system to the leach pads.

Pre-stripping is also occurring in the Karta and Kankarta pits in preparation for the commissioning of the CIP plant.  These pits will be the primary ore sources for the new plant in the initial year of operation.

This was the first full quarter of operations since the acquisition of Guinor by Crew in mid-December 2005. Ore mined in the quarter was 49,690 tonnes at a grade of 2.47 g/t, containing 3,946 ounces of gold. All ore mined in the period was from the Lero pit and this was supplemented with 72,910 tonnes at a grade of 0.76 g/t moved from the low grade stockpiles to provide material for the heap leach operation.

Ore stacked in the quarter was 194,714 tonnes at a heap grade of 1.46 g/t, containing 9,157 ounces of gold. Gold recovered in the quarter was 7,587 ounces. The shortfall arose primarily to a two-week plant shutdown in January which followed a gear-box failure and damage to the apron feeder and also lower than expected recoveries from the low grade stockpiled ore.

Gold sold in the quarter was 9,319 ounces. The associated revenue was US$5.1m and the average price realized in the quarter was US$551/oz. Gold sold for the period since acquisition was 11,517 ounces, contributing US$6.3 million to group revenues, at an average price of US$543/oz.

Average cash cost per ounce for the quarter was US$516. This was in line with expectations and was relatively high due to the low production and a high proportion of production costs being fixed. Production is expected to increase and average cash costs decrease significantly for the remainder of the year when higher grade material from the Lero pit is scheduled to be mined and processed.

Gold production from the heap leach operation in calendar year 2006 is expected to be around 50,000 ounces at an average cash cost of approximately US$400/oz. Management will continue to review production plans to ensure that existing operations are self-sustaining whilst preserving as much of the high grade mine reserves as possible for the more profitable mine expansion project.

Exploration expenditure in the quarter amounted to US$2.3 million and related to both near mine and regional activities.

Barberton Mines Limited

For the quarter under review, Barberton mined 73,368 tonnes compared to budget 85,450 tonnes a shortfall from budget of 11.8% and for the year to date has mined 211,004 tonnes compared to a budget of 236,760 tonnes, a shortfall to budget of 10.8%.  Total gold produced from mining activities during the quarter was 18,786 ounces compared a budget of 25,911 ounces.  For the period to date 77,256 ounces of gold have been produced from mining compared to a budget of 87,079 ounces.

The shortfall to budget for the quarter and the period to date arises from a combination of lower production levels and lower than budgeted grades.  The shortfall in gold produced from mining has been partial offset from increased levels of gold recovered from sweeping and vamping.  For the quarter sweeping and vamping recovered 1,200 ounces more than budget and for the year to date, 4,200 ounces.

The equity earnings from the Company’s investment in Barberton Mines Limited (“Barberton”) for the quarter ended March 31, 2006 are a loss of $0.1 million compared to a profit of $0.7 million for the quarter ended March 31, 2005.  The equity earnings for the year to date are $0.4 million compared to a profit of $0.7 million for the comparative period.

The reason for this year on year variance are poorer trading results and the incorporation of changes in the unrealized portion of Barberton’s hedge book as part of equity earnings in the current and previous fiscal year. The incorporation of these adjustments into financial statements is consistent with Canadian generally accepted accounting principles.

Exploration Projects

Mindoro Nickel Project, Philippines

The Philippine authorities have issued an export permit for the bulk samples collected for bench scale test work, and Lakefield Laboratories (“Lakefield”) have been asked to review collect the samples. Lakefield Lab will arrange the shipping and, in particular, customs clearance in Australia.

Negotiations with the local communities have been initiated as preparation for a drilling campaign commencing in May-June. The plan is to drill approximately 1,000 m from 50 holes using the company’s self-tracking drill machines.

A public education and information campaign is being planned, to be executed simultaneously with the field operation, aiming at providing factual information about of the project, and creating a more educated and informed public opinion.

A proposal for a new Scoping Study has been submitted by the local advisers. The proposal outlines a study, setting out the basic parameters for a staged production with High Pressure Acid Leach (“HPAL”) limonite processing and atmospheric leach of saprolite ores. The Scoping Study is scheduled for completion by end 2006.

A review of the existing database and refinement to optimize the data will be conducted by external advisors. These will also conduct a critical review of all data and supervise the drilling program and sample preparation for saprolite definition.

A work plan for the further progress of this project through feasibility stage is being prepared, aiming at a preparation of the pre-feasibility study by 2007 and a full (definitive) Feasibility Study and ECC for the 1. stage operation (2 autoclave HPAL plant) before end 2009, with scoping data for the successive stages. This time line will ensure that the time limits set by the MPSA are being met.

Hurdal Mo Project, Norway

The Hurdal project is directed to investigate the possibility of a higher grade lens along the northern margin of the identified centre.  Previous exploration identified a resource of 200 million tonnes at 0.14% MoS2.

Core drilling is progressing as planned in Hurdal, and currently the second hole is near completion. The first hole was terminated at 918 meters, just short of the planned 1,000 meters.  Preliminary assays returned values above 0.05% cut-off, from 250 meters downwards and over 0.15% from 405 - 420 meters. Results from below 450 meters are still pending.  The second drill hole has reached over 740 meters and will be followed by the third hole in the planned sequence. Initially, four holes were planned with the position of two additional holes left open, depending on the results of the first drilling campaign.

The project has received positive media coverage in Norway and the local community has been very supportive of the project.

Selected Quarterly Financial Information

United States Dollars
US$‘000 (unless otherwise stated)	March 31		December 31	September 30			June 30
	2006	2005	2005	2004	2005	2004	2005	2004
Mineral Sales	16,753	4,804	9,502	5,755	6,255	7,685	3,552	-
Direct costs of mineral sales	(12,960)	(5,309)	(6,302)	(5,111)	(4,485)	(4,713)	(6,315)	-
Amortization, depletion and depreciation	(1,383)	(1,360)	(1,055)	(1,216)	(1,027)	(1,170)	(2,029)	-
	2,140	(1,865)	2,145	(572)	743	1,802	(4,792)	-
Expenses
Administration, office and general	3,580	2,181	3,066	1,621	2,529	1,563	719	2,177
Professional fees	462	315	246	224	133	133	175	185

Other (expenses)/income	(9,331)	250	990	(1,979)	2,821	(434)	6,105	1,303
Net loss	(11,005)	(3,258)	(184)	(4,276)	1,398	(476)	(955)	(864)
(Loss)/Earnings per share	(0.03)	(0.02)	-	(0.03)	0.01	-	(0.01)	(0.02)
Cash flow from operations	6,001	(6,911)	8,209	(1,975)	(7,238)	(381)	(6,040)	(689)
Cash and cash equivalents	151,381	10,230	53,897	18,559	51,944	629	37,799	1,994
Total assets	792,282	90,620	666,324	93,374	152,764	77,428	115,744	74,825
Long term debt	288,441	26,744	204,157	24,806	26,132	15,625	25,981	14,048
Shareholders’ equity	310,680	51,322	260,945	53,369	105,609	47,089	73,294	46,770

					Year to date March 31		Quarter ended March 31
					2006	2005	2006	2005
EBITDA is calculated as follows:
Net loss					(9,791)	(8,010)	(11,005)	(3,258)
Amortization, depletion and depreciation					3,464	3,746	1,383	1,360
Interest and finance charges					6,900	3,525	4,584	787
Foreign Exchange Losses					3,547	0	5,534	0
EBITDA					4,120	(739)	496	(1,111)
Please note: EBITDA is a non-GAAP measure. See the explanation under “Non-GAAP measures” on page 1 of this MD&A

Crew Gold Corporation – Q3F2006

                                                                                                            Page 4

Management’s discussion and analysis of financial condition and results of operation

For the quarter ended March 31, 2006

Crew Gold Corporation – Q3F2006

                                                                                                            Page 5

Management’s discussion and analysis of financial condition and results of operation

For the quarter ended March 31, 2006

Results from Operations for the Quarter ended March 31, 2006

The Company acquired control of Guinor Gold Corporation (“Guinor”) on December 14, 2005.  The results of the Company incorporate the results of Guinor from that date.

The Company recorded EBITDA for the quarter ended March 31, 2006 of $0.5 million compared to EBITDA of negative $1.1 million for the quarter ended March 31, 2005.  EBITDA for the nine months ended March 31, 2006 was $4.1 million compared to negative $0.7 million for the nine months ended March 31, 2005.

Calendar year 2006 is a year of consolidation for Crew.  The Company’s primary objectives are to complete the development of LEFA and APEX, ready for commencement of production in 2007, whilst maximising returns from its other production assets and continuing to add value by developing exploration projects.

The results for both this quarter and the remainder of the year will reflect the increased costs of building a world class team to manage the Company’s expanded asset and production base ready for the commencement of production in 2007, together with the finance costs relating to their acquisition and subsequent development.

Accordingly, for the quarter ended March 31, 2006 the Company recorded a net loss of $11.0 million ($0.03 per share) compared with a net loss of $3.3 million ($0.02 per share) for the quarter ended March 31, 2005. For the nine months ended March 31, 2006 the Company recorded a net loss of $9.8 million ($0.04 per share) compared with a net loss of $8.0 million ($0.05 per share) for the nine months ended March 31, 2005

Nalunaq

Ore production for the quarter was 28,000 tonnes, an average of approximately 315 tonnes a day and for the year to date is 97,000 tonnes representing an average of 360 tonnes per day.  This in line with expectations given the seasonal winter weather conditions, the level of development undertaken on the mine’s infrastructure in the period and the increased focus on achieving lower quantities of higher grade ore.

Of the tonnage produced 35,395 tonnes were shipped for processing.  Gross gold production was 23,710 ounces achieving grades of 21.69 grammes per tonne, compared to 18.31 grammes per tonne for the previous quarter; an improvement in grade of 18.4%.  The grade achieved for the quarter is ahead of the average achieved for Fiscal Year 2005 of 16.7 grammes per tonne by approximately 29.9%.  After tailings and efficiency fees, 22,661 ounces of gold were recovered with a gross value of $12.7 million.  After accounting for processing costs of $1.4 million, net sales of $11.3 million have been realised for the quarter under review.

For the year to date, 103,095 tonnes of ore have been shipped for processing and gross gold production totals 60,010 ounces for a grade of 18.1 grammes per tonne. After tailings and efficiency fees, 57,959 ounces of gold were recovered with a gross value of $29.9 million.

Average cash cost per ounce (see page 1) for gold produced at Nalunaq was $289 per ounce compared to $293 for the previous quarter.  For the year to date cash costs are $306 per ounce.

The Company believes the implementation of the optimisation programme has contributed to these improved grades, however, it should be understood that the grade variation observed between milling campaigns is also typical of the nature of the style of the narrow vein, high grade deposit being mined at Nalunaq.

The second phase of the mine optimisation programme has been to review the mining equipment to ensure a sustainable balance between mine development and stope production to increase production rates. The Company has recently placed orders for an additional long hole drill rig, replacement of scoops, replace underground trucks with larger 20 tonne trucks together with ancillary mobile equipment. Further improvements to mining efficiencies and production rates should be realised in last half of 2006 as this equipment is delivered to site. Management remain confident that the long term target of a sustainable cash cost of $250-270 is achievable.

Lefa

This was the first full quarter of operations since the acquisition of Guinor by Crew in mid-December 2005. Ore mined in the quarter was 49,690 tonnes at a grade of 2.47 g/t, containing 3,946 ounces of gold. All ore mined in the period was from the Lero pit and this was supplemented with 72,910 tonnes at a grade of 0.76 g/t moved from the low grade stockpiles to provide material for the heap leach operation.

Ore stacked in the quarter was 194,714 tonnes at a heap grade of 1.46 g/t, containing 9,157 ounces of gold. Gold recovered in the quarter was 7,587 ounces

Gold sold in the quarter was 9,319 ounces. The associated revenue was US$5.1m and the average price realized in the quarter was US$551/oz. Gold sold for the period since acquisition was 11,517 ounces, contributing US$6.3 million to group revenues, at an average price of US$543/oz.

Average cash cost per ounce for the quarter was $516 per ounce. This was in line with expectations and was relatively high due to the low production and a high proportion of production costs being fixed. Production is expected to increase and average cash costs decrease significantly for the remainder of the year when higher grade material from the Lero pit is scheduled to be mined and treated.

Gold production from the heap leach operation in 2006 is still expected to be approximately 50,000 ounces at an average cash cost of approximately US$400/oz. Management will continue to review production plans to ensure that existing operations are self-sustaining whilst preserving as much of the high grade mine reserves as possible for the more profitable mine expansion project.

Other items

Administrative expenses for the quarter ended March 31, 2006 are in line with Management’s expectations at $4.0 million compared to $2.5 million for the quarter ended March 31, 2005. Administrative expenses for the nine months ended March 31, 2006 are $10.1 million compared to $6.0 million for the nine months ended March 31, 2005. This year on year increase is attributable to the incorporation of both Guinor and APEX into the Group’s results and also the expansion of the Group’s corporate and administrative functions as it builds a team suitable to manage its projects.

Interest and finance charges for the quarter are $4.6 million compared to $0.8 million for the quarter ended March 31, 2005. Interest and finance charges for the nine months ended March 31, 2006 are $6.9 million compared to $3.5 million for the nine months ended March 31, 2005.  Included within interest and finance charges for the quarter and nine months ended March 31, 2006 are the costs of new convertible bonds drawn down by the Company to finance the acquisition of Guinor.  The new convertible bonds total $195 million and are denominated in Norwegian Kroner. The year on year increase in interest and finance charges arises directly from interest, accretion charges, foreign exchange movements and amortization of financing costs from the date of draw down to the period end.

Also included within interest and finance charges for the nine months ended March 31, 2005 are one time costs associated with a reorganisation of the

Company’s borrowings in October 2004.  The Company paid $1.2 million to existing convertible bond holders to induce them to convert their position.  This resulted in an interest saving of approximately $2.2 million over the remaining period of the convertible bonds.

Foreign exchange losses of $5.5 million (2005 - $nil) have been recorded for the quarter and for the year to date $3.6 million (2005 - $nil).  These relate almost entirely to foreign exchange movements on the Norwegian Kroner denominated convertible bonds.  This movement is non-cash, unrealized, and owing to the convertible nature of the bonds, management believes these are unlikely to crystallise.

Liquidity and Capital Resources

At March 31, 2006, the Company’s main source of liquidity was cash of $151.4 million (June 30, 2005 - $37.8 million).  At March 31, 2006, the Company’s consolidated working capital comprising, accounts receivable, stocks, marketable securities and accounts payable was $161.0 million (June 30, 2005 - $37.8 million). The increase in working capital arises as a direct result of the cash received in respect of the bond and share issuances to finance the Lefa and Apex projects and the Guinor group acquisition and the assumption of its creditors.

Prior to its acquisition by the Company, Guinor, through its 85% owned subsidiary Societé Miniére de Dinguiraye (“SMD”), entered into a credit facility that provided for up to US$60m of debt financing for the expansion of the LEFA Corridor Gold Project in Guinea. The facility was provided by Investec Bank (UK) Limited and Macquarie Bank Limited and took the form of US$54M project debt with the US$6M balance provided in the form of a convertible instrument.

The Company did not consider this route the optimal financing arrangement for the project, being restrictive both in the amount and the logistics of its operation.  In addition, the Company sought to secure financing for the development of the APEX operation and the increased resource expansion programs planned for LEFA and APEX.

On March 31, 2006 the Company received subscriptions for a new issue of secured bonds in the aggregate principal amount of approximately $78 million, comprised of a USD tranche of $48.6 million and a NOK tranche of NOK200 million, approximately $29.4 million. Since the end of the quarter further subscriptions for NOK 125 million, approximately $20 million, have been received.

On March 28, 2006 the Company announced that it had received private placement subscriptions for 32.3 million common shares at NOK 13 per share (approximately CDN$ 1.96) for aggregate gross proceeds of NOK 420 million (approximately $ 63 million).  The private placement was directed towards a group of institutional investors and closed on April 6, 2006.

During the quarter a total of $37.2 million (2005 - $3.0 million) was spent on advancing the Company’s mining, exploration and development properties.  Of this total, $1.2 million (2005: $2.7 million) was incurred on the Nalunaq property, $31.8 million (2005: $nil) was incurred on the LEFA property and $4.1 million (2005: $nil) on the Apex property.

The Company had total assets of $792.3 million at March 31, 2006 (June 30, 2005 - $115.7 million) and shareholders’ equity of $310.7 million (June 30, 2005 - $73.3 million).

Share Capital

The authorized share capital at May 15, 2006 was 500,000,000 common shares without par value.  At May 15, 2006, the Company had 356,148,072 shares in issue. The Company has a Share Option Plan which authorizes the Board of Directors of the Company to grant up to 26,000,000 options to directors, officers and employees of Crew and any of its subsidiaries, to acquire common shares of the Company at a price which is greater than or equal to the fair market value of each common share on the date the option is granted.  The options are generally exercisable for up to five years from the date of grant.  At May 15, 2006 there were 9,032,667 options available for grant.

At May 15, 2006 there were 10,835,000 share options outstanding at an average weighted price of CDN$ 1.44 each.  All options outstanding relate to directors and employees.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of the Company’s significant accounting policies and the estimates derived there-from is included in Note 2 to the annual Consolidated Financial Statements for the year ended June 30, 2005. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies, and the estimates derived there-from, have been identified as being critical:

•

Carrying Values of Mining Property, Plant and Equipment and Other Mineral Property Interests;

•

Depletion and Depreciation of Property, Plant and Equipment;

•

Reclamation and Remediation Obligations;

•

Income Taxes.

Carrying Values of Mining Property, Plant and Equipment and Other Mineral Property Interests

The Company undertakes a review every year to evaluate the carrying values of operating mines and other mineral property interests. A life-of-mine cash flow for each remaining year is prepared based on management’s estimates of remaining mine reserves and grade, future production and sale volumes, unit sales prices, future operating and capital costs and reclamation costs to the end of mine life. For each mining project, the carrying value is compared to the estimated future discounted cash flows and any excess is written down against operations.

The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Mining property, plant and equipment comprise the largest component of the Company’s assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements.

On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated proven and probable reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method or the straight-line method (over two to 10 years), as appropriate.

Capital projects in progress are not depreciated until the capital asset has been put into operation.

The proven and probable reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Reclamation and Remediation Obligations

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of- production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out.  Reclamation and Remediation Obligations for the APEX and LEFA mines are being computed and will form part of the fair value calculations for each project.  It is expected that these provisions will be finalised by June 30,

2006. Actual costs incurred in future periods related to the disruption to date could differ materially from the $570,000 discounted future value estimated by the Company at March 31, 2006.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company. Management is required to assess whether the Company is “more likely than not” to benefit from these tax losses. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Risks and Uncertainties

The Company and its projects must be considered in light of the risks, expenses and difficulties frequently encountered by companies engaged in mining operations and the acquisition, exploration and development of mineral properties. These risk factors could materially affect the Company’s future operating results and cause actual future events to differ materially from those described in forward-looking statements. The key risk factors are outlined below.

Liquidity Risk

Liquidity risk measures the risk that the Company may not be able to meet its liabilities as they fall due and therefore, continue trading.  The Company’s policy on overall liquidity is to ensure that there are sufficient committed funds in place which, when combined with available cash resources, are sufficient to meet the funding requirements for the foreseeable future.  At the year end the Company had no committed facilities in place.

The Company has secured sufficient funding to enable the continuance of normal trading and support its existing mining projects until these become cash positive and to further expand its development projects.

Currency Risk

For the year under review the Company’s functional currency was the US dollar.  Following the inception of the Nalunaq mining operation and the commencement of commercial revenues denominated in US dollars from Q1 2005, the Board believed a change in the functional currency of the Group to be appropriate.  Accordingly from July 1, 2004 the results of the Company and the Group have been prepared in US dollars.

The Company does not, at present, undertake any trading activity in financial instruments.  Crew’s operational and development projects are based in Canada, Guinea, Greenland, Norway, Ghana and the Philippines.  Management of the Group is based in the UK.

Foreign exchange risk is also managed by satisfying foreign denominated expenditures or liabilities with cash flows or assets denominated in the same currency.  The Company funds its foreign currency denominated operations on a short-term basis to minimize the level of foreign currency denominated assets held and therefore, mitigates the risk of exposure against the functional currency.

At the end of the period the only monetary assets held by the Company were cash balances of $151.4 million. $132.6 million of these total cash holdings was held in Norwegian Kroner as a hedge against NOK denominated borrowings of $220 million, $3.5 million held in Canadian Dollars, $0.2 million in British Pounds, $13.2 million in US Dollars and the balance of $1.9 million in Danish Krone. The Group’s surplus funds will be held in its functional currency of US dollars in order to mitigate the risk of foreign exchange losses arising.

Interest Rate Risk

Monetary assets and liabilities are subject to the risk of movements in interest rates.  At March 31, 2006 the Group had total monetary liabilities of $288,440 million denominated in Norwegian Kroner.  These liabilities are held at either at fixed interest terms or relevant to LIBOR or NIBOR interest rates.

At March 31, 2006, the Company held $151.4 million of cash on deposit. $132.8 million of this balance was held in Norway, $0.1 million held in Canada, $16.6 million in the United Kingdom and the balance of $1.9 million in Greenland.

These deposits are held in the relevant local currency at floating interest rates. Interest rates are commercial rates, which, are fixed by reference to LIBOR for Canadian and sterling dollar assets, or the applicable inter-bank interest rates for financial assets held in other currencies.

Exploration, Development and Operating Risk

The Company’s activities are primarily directed towards mining operations and the development of it mineral deposits.  Its activities also include the exploration for and development of mineral deposits.

Mining operations generally involve a high degree of risk. The Company’s LEFA, Nalunaq and Apex operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold.  These include unusual and unexpected geologic formations, rock bursts, cave-ins, adverse weather conditions, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk are and will be taken, operations are subject to which may result in environmental pollution and consequent liability.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Corporation will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; commodity prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Foreign Operations

The Company’s interests in mining operations are based in Guinea, Greenland, the Philippines and South Africa, with further explorations and development projects in Greenland, the Philippines and Norway.  Therefore the Corporation’s activities are exposed to varying degrees of political, economic, other risks and uncertainties.

These risks and uncertainties vary from country to country and include, but are not limited to:

Terrorist activities; extreme fluctuations in currency exchange rates; hyperinflation: labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude could materially impact the Company’s financial results.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on profitability.

Insurance and Uninsured Risks

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, snow falls and avalanches. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to

The Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums.

Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to companies in the mining industry on acceptable terms.

The Company may also become subject to liability for pollution or other hazards which may not be insured against or which it may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions where it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect adversely the Company’s operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Uncertainty in the Estimation of Ore/Mineral Reserves and Mineral Resources

The figures for Ore/Mineral Reserves and Mineral Resources contained in this document form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Ore/Mineral Reserves could be mined or processed profitably.

There are numerous uncertainties inherent in estimating Ore/Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Ore/Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries derived from small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in commodity prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Ore/Mineral Reserves and Mineral Resources, or of the Company’s ability to extract these Ore/Mineral Reserves, could have a material adverse effect on the Company’s results of operations and financial condition.

Additional Ore and Mineral Reserves

Because mines have limited lives based on proven and probable ore/mineral reserves, the Company must continually replace and expand its ore/mineral reserves as its mines produce gold. The life-of-mine estimates for the Company’s mining operations may not be correct. The Company’s ability to maintain or increase its annual production of gold will be dependent on its ability to bring new mines into production and to expand ore/mineral reserves at its existing mine.

The current mine plan for Nalunaq Gold Mine estimates a life of ten years; however, it is expected that this can be further extended by further exploration.

Competition

The mining industry is highly competitive in all of its phases. The Company faces strong competition from other mining and exploration companies in connection with the acquisition of properties producing, or capable of producing, precious metals. Many of these companies have greater resources than the Company. As a result the Company may be unable to maintain or acquire attractive mining properties on terms it considers acceptable, and its revenues, operations and financial condition could be affected adversely.

Additional Financing

The mining, processing, development and exploration of the Company’s projects, will require additional external financing. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development or production on any or all of the Company’s projects. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable.

Commodity Prices

The market price of the Company’s Common Stock, financial results and exploration, development and mining activities have previously been, or may in the future be, significantly adversely affected by declines in the commodity price, which are subject to significant fluctuation.  The factors giving rise to these fluctuations are generally outwith the Company’s control, being largely driven by external global economic factors.

In particular, the price of gold has fluctuated significantly in recent years.  Significant price declines in the future could render the Company’s exploration

and mining activities un-economic until such time as the price recovers.  These declines could result in a re-calculation of life-of-mine plans and reserve calculations which could have a material and adverse affect on measured financial performance

Government Regulation

The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the Company’s mining operations and exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and mining activities or more stringent implementation thereof could have a substantial adverse impact on the Company.

Acquisition Strategy

As part of the Company’s strategy, will seek new mining and development opportunities with a particular, but not exclusive, focus on gold. The Company could fail to select appropriate acquisitions or negotiate favourable acquisition terms, including the financing thereof.

The Company cannot that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit if ongoing business.

Associated Companies

The Company holds a 20% interest in Barberton Mines Limited, a company trading and incorporated in the Republic of South Africa.  The Company’s investment in Barberton is subject to the risks normally related with the conduct of associated businesses where minority and non-controlling interests are held.

Circumstances could arise whereby the Company’s financial results could be affected adversely from its investments in associated companies owing to factors over which little control can be exercised.

Market Price of Stock

The Company’s Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and the Oslo Bors (the “OSE”).

Securities of mining and exploration companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global macroeconomic developments and market perceptions of the attractiveness of particular industries. The Company’s share price is also likely to be significantly affected by short-term changes in gold, prices or in its financial condition or results of operations as reflected in its quarterly financial statements.

As a result of any of these factors, the market price of the Common Stock at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Sales of a large number of shares in the Company’s Shares in the public markets, or the potential for such sales, could decrease the trading price of the Company’s stock and could impair the Company’s ability to raise capital through future share issues.

There are a significant number of shareholders who have holdings acquired for significantly less than the current market price. Accordingly, a significant number of shareholders of the Company have an investment profit in the Company’s stock that they may seek to liquidate.

Dependence on Key Personnel

The success of the Company is dependent on senior management.  The experience of these individuals will be a factor contributing to the Company’s continued success and growth.  The loss of one or more of these individuals could have a material adverse effect on the Company's business prospects.

Risk Factors Relating to the Acquisition of Guinor Gold Corporation

▪

Uncertainty Relating to Benefits of the Acquisition

The determination of the Board to pursue the Acquisition was made in part on the expected output of Guinor’s gold producing Dinguiraye Concession, the main property in Guinor’s LEFA Gold Project in the Republic of Guinea, following the planned expansion of the LEFA Gold Project, which is to include the installation of a carbon-in-pulp gold processing plant

(the “CIP Plant”). The CIP Plant, which was previously an operating facility in Indonesia, has been purchased and has been shipped to the Republic of Guinea.

There can be no assurance that the shipping or installation of the CIP Plant will be completed on schedule or at all, that once installed the CIP Plant will become operational or that once operational the CIP Plant will achieve the production capacity or production cost per ounce expected by the Board.  If the expansion of the LEFA Gold Project, including the installation of the CIP Plant, is delayed or is not successful or the expected benefits of the CIL Plant are not achieved, the combined company’s future production, profitability and financial performance and results of operations will be adversely affected.

▪

Integration of Crew and Guinor

Achieving the anticipated benefits of the Acquisition will depend in part the Company's ability to integrate the two companies' businesses in an efficient and effective manner. The process of integrating the operations and technology of the two organizations is expected to take several months and there can be no assurances that the Company will be able to accomplish the integration smoothly or successfully. The Company's failure to do so may result in a significant diversion of management's time from ongoing business matters, and may have a material adverse effect on the business, results of operation and financial condition of the combined company.

▪

Uncertainty Relating to Synergies

The Board of the Company did not consider potential synergies in connection with the Acquisition to be a material factor for purposes of its evaluation of the transaction. If the Company does not realize any synergies as a result of the Acquisition, the Company's results of operations and financial condition may be worse than if synergies were realized.

▪

Guinor’s Commercial Relationships

Guinor has a number of commercial relationships with third parties that are individually or collectively important to its success. For example, the Republic of Guinea is Guinor’s partner in the LEFA Gold Project, through its 15% holding in Société Minère de

Dinguìraye, the Guinean company that operates the LEFA Gold Project. If Guinor's relationship with such third parties was impaired as a result of the Acquisition or the loss of any Guinor employees as a result of the Acquisition, the combined company’s revenue may significantly decrease and its operations may be hindered.

Endnotes

Quarter and Nine months ended March 31, 2006

Management discussion and analysis

of financial condition and results of operation and

Consolidated financial statements - unaudited

Crew Gold Corporation – Q3F2006

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